ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Adam M. Schlichtmann
T +1 617 951 7114
F +1 617 235 7346
adam.schlichtmann@ropesgray.com

February 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry L. Greene

Re:

Blackstone Alternative Alpha Fund, File No. 005-86990 (the “Feeder Fund”)

Blackstone Alternative Alpha Master Fund, File No. 005-86989 (the “Master Fund” and, collectively with the Feeder Fund, the
“Funds”)

Ladies and Gentlemen:

This letter provides the Funds’ responses to comments on the Funds’ recent tender offer filings, which were provided telephonically to Adam M. Schlichtmann of Ropes & Gray LLP, counsel to the Funds, by Mr. Greene on February 6, 2013. The comments, together with the Funds’ responses, are set forth below.

1.	Please submit a transmittal letter in connection with all tender offer filings.

Response: The Funds will submit transmittal letters with all future filings related to the Funds’ tender offers.

2.	Please provide disclosure regarding the date on which each Fund paid to tendering shareholders amounts due in connection with the tender offers, and the manner in which each Fund made such payments to tendering shareholders.

Response: All shares of beneficial interest of the Feeder Fund that were validly tendered and not withdrawn prior to the expiration of the Feeder Fund’s tender offer were accepted for purchase, and paid for, by the Feeder Fund in accordance with the terms of the Offer to Purchase, which was filed with the Securities and Exchange Commission as Exhibit (a)(1)(ii) to the Feeder Fund’s Schedule TO on September 25, 2012. No shares of beneficial interest of the Master Fund were validly tendered and not withdrawn prior to the expiration of the Master Fund’s tender offer. The Funds will provide disclosure in this regard in future final amendments to their tender offer filings.

February 11, 2013

* * * * *

On behalf of the Funds, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Very Truly Yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Cc:	Scott Sherman, Esq.

James Hannigan, Esq.

James E. Thomas, Esq.

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